Filed Pursuant to Rule 433
Registration Statement No. 333-262548

Issuer Free Writing Prospectus

Republic of Chile
US$1,150,000,000 4.950% Notes due 2036
Final Terms and Conditions
as of June 27, 2023

Issuer:	Republic of Chile (“Chile”)

Title:	4.950% Notes due 2036.

Expected Ratings[1]:	A2 / A / A- (Moody’s / S&P / Fitch)

Currency:	U.S. Dollars (US$)

Principal Amount:	US$1,150,000,000. In addition, Chile may increase the size of the issue of the 2036 notes as a result of the Group A USD Exchange Offer (as defined herein).

Maturity Date:	January 5, 2036

Trade Date:	June 27, 2023

Expected Settlement Date (T+5):	July 5, 2023

Benchmark Treasury:	UST 3.375% due May 15, 2033

Benchmark Treasury Price/Yield:	96-25 / 3.768%

Spread to Benchmark Treasury:	+123 basis points

Yield to Maturity:	4.998%

Public Offering Price:	99.558% plus accrued interest, if any, from (and including) July 5, 2023 to (but excluding) the Settlement Date

Interest:	4.950% per annum, subject to the paragraphs immediately below, payable semi-annually in arrears

Subsequent Rate of Interest:

Under the terms of the 2036 notes, from and including July 5, 2034 (the “Interest Rate Step-Up Date”), the interest rate payable on the 2036 notes shall be increased by either 25 or 50 basis points to an annual rate of 5.200% or 5.450% (the initial interest rate plus such increase being referred to as the “2036 Notes Subsequent Rate of Interest”), in each case, as set forth in the immediately succeeding paragraph, unless at least 30 days prior to the Interest Rate Step-Up Date (the “Notification Date”) Chile has delivered an officers’ certificate to the trustee (the “Satisfaction Notification”) certifying that (i) each of the SPT Events has been satisfied and (ii) the satisfaction of each SPT Event has been verified in the Verification Reports, which shall be published on Chile’s website.

If, as of the Notification Date, Chile has not delivered a Satisfaction Notification to the trustee confirming satisfaction with, and published the Verification Reports verifying the satisfaction of, (i) both the SPT Event 1a and the SPT Event 1b, the interest rate payable on the 2036 notes will be increased by 25 basis points per year from and including the Interest Rate Step-Up Date up to but excluding the maturity date of the 2036 notes, and (ii) the SPT Event 3, the interest rate payable on the 2036 notes will be increased by 25 basis points per year from and including the Interest Rate Step-Up Date up to but excluding the maturity date of the 2036 notes. See “Description of the Notes—General Terms of the Notes” in the preliminary prospectus supplement.

For the avoidance of doubt, if, as of the Notification Date, Chile has not delivered a Satisfaction Notification to the trustee confirming satisfaction with, and published the Verification Reports verifying the satisfaction of (i) both the SPT Event 1a and the SPT Event 1b, and (ii) the SPT Event 3, the interest rate payable on the 2036 notes will be increased by a total of 50 basis points per year from and including the Interest Rate Step-Up Date, up to but excluding the maturity date of the 2036 notes.

Capitalized terms used herein and not defined shall have the meaning ascribed to them under “Description of the Notes—General Terms of the Notes—Certain Definitions” in the preliminary prospectus supplement.

Sustainability Performance Targets:

SPT Event 1a: achieving annual Absolute GHG Emissions of 95 MtCO2e by 2030.

SPT Event 1b: achieving a maximum Absolute GHG Emissions budget of 1,100 MtCO2e between January 1, 2020 and December 31, 2030.

SPT Event 3: achieving at least 40.0% of women on the board of directors at companies that are under the scope of the Financial Market Commission by December 30, 2031.

Payment of Interest:	Amounts due in respect of interest will accrue and be paid semi-annually in arrears

Interest Payment Dates:	Interest payment dates shall be on January 5 and July 5 of each year, commencing on January 5, 2024

Optional Redemption:

Prior to October 5, 2035 (three months prior to their maturity date) (the “Par Call Date”), Chile may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon (calculated at a rate of 4.950% per year until the interest period immediately following the Interest Rate Step-Up Date, at which point the interest rate shall be (i) if the redemption is exercised before Chile delivers the Satisfaction Notification to the Trustee, the highest 2036 Notes Subsequent Rate of Interest as set forth under “—General Terms of the Notes” or (ii) if the redemption is exercised after Chile delivers the Satisfaction Notification to the Trustee, 4.950% or the applicable 2036 Notes Subsequent Rate of Interest as set forth under “—General Terms of the Notes” depending on whether Chile has satisfied the SPT Events, as verified in the Verification Reports) discounted to the redemption date (assuming the 2036 notes matured on the 2036 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, Chile may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” for this purpose means, with respect to any redemption date, the yield determined by Chile as described under “Description of the Notes—Optional Redemption” in the preliminary prospectus supplement.

See “Description of the Notes—General Terms of the Notes” in the preliminary prospectus supplement.

Denominations:	US$200,000 and integral multiples of US$1.00 in excess thereof

Day Count:	30/360

Format:	SEC Registered; Global

CUSIP/ISN	168863 DZ8 / US168863DZ80

Concurrent USD Exchange Offers:

Chile intends to invite holders of certain of its outstanding U.S. dollar-denominated debt securities with final maturities between 2025 and 2031 having an aggregate outstanding principal amount of approximately US$4.79 billion, subject to certain conditions, to tender such notes in exchange for additional 2036 notes or 2054 notes, which will be consolidated, form a single series, and be fully fungible with the 2036 notes and 2054 notes, respectively (the “Group A USD Exchange Offer”).

In addition, Chile intends to invite holders of certain of its outstanding U.S. dollar-denominated debt securities with final maturities between 2042 and 2047 having an aggregate outstanding principal amount of approximately US$1.69 billion, subject to certain conditions, to tender such notes in exchange for additional 2054 notes, which will be consolidated, form a single series, and be fully fungible with the 2054 notes (the “Group B USD Exchange Offer” and, collectively with the Group A USD Exchange Offer, the “USD Exchange Offers”).

Chile reserves the right, in its sole discretion, not to launch the USD Exchange Offers or, if the USD Exchange Offers are launched, not to accept tenders for, or issue, for any reason, any additional notes. Any such USD Exchange Offers will be made pursuant to a separate prospectus supplement to be filed by Chile with the SEC.

Euro New Money Offering and Exchange Offer:

In addition, Chile is currently contemplating (i) a possible benchmark issuance of Euro-denominated notes and (ii)  thereafter, a potential invitation to holders of certain of its outstanding Euro-denominated debt securities to tender such notes in exchange for new euro-denominated notes, which may occur as early as this week.

Governing Law:	State of New York

Listing:	Application will be made to the London Stock Exchange for the Notes to be admitted to trading on the London Stock Exchange’s ISM

Joint Bookrunners (Allocation):

Credit Agricole Securities (USA) Inc. (US$230,000,000)

HSBC Securities (USA) Inc. (US$230,000,000)

Santander US Capital Markets LLC (US$230,000,000)

Scotia Capital (USA) Inc. (US$230,000,000)

SG Americas Securities, LLC (US$230,000,000)

Joint Bookrunners & Sustainability Structurers:	Credit Agricole Securities (USA) Inc. HSBC Securities (USA) Inc. Santander US Capital Markets LLC Scotia Capital (USA) Inc. SG Americas Securities, LLC

1 The security ratings above are not a recommendation to buy, sell or hold the notes offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s Investors Service, Inc., Standard & Poor’s Ratings Service and Fitch Ratings Limited. Each of the security ratings above should be evaluated independently of any other security rating.

Delivery of the notes is expected on or about July 5, 2023, which will be the fifth business day following the date of pricing of the notes. Under Rule 15c6–1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to two business days before the Closing Date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade notes prior to the Closing Date should consult their own advisor.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Credit Agricole Securities (USA) Inc. at +1-866-807-6030, HSBC Securities (USA) Inc. at +1-866-811-8049, Santander US Capital Markets LLC at +1-855-403-3636, Scotia Capital (USA) Inc. at +1-800-372-3930 and SG Americas Securities, LLC at +1 855 851 2108.

The following additional information of Chile and regarding the securities is available from the SEC’s website and also accompanies this term sheet:

https://www.sec.gov/Archives/edgar/data/19957/000110465922011948/tm225317d1_sb.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465923072353/tm2318446d1_18k.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465923075020/tm2319570d1_424b3.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465923075022/tm2319570d3_fwp.htm

This term sheet has been prepared on the basis that any offer of the notes in any Member State of the European Economic Area (“EEA”) will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of notes. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, “IDD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Each person in the EEA who receives any communication in respect of, or who acquires any notes under, the offers to the public contemplated in the Prospectus Supplement, or to whom the notes are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and Chile that it and any person on whose behalf it acquires notes is not a “retail investor” (as defined above).

The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the IDD, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA. Consequently, no key information document required by the PRIIPs Regulation as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Securities or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.